UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

WHIRLPOOL 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To Plan Participants and 401(k) Committee
of Whirlpool 401(k) Retirement Plan
Benton Harbor, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2019.

Grand Rapids, Michigan
June 27, 2024

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Investments at fair value	$3,201,279,391	$2,691,007,458
Notes receivable from participants	44,439,178	42,330,158
Employer contributions receivable	5,198,944	6,259,008
Participant contributions receivable	4,919
Net assets available for benefits	$3,250,922,432	$2,739,596,624
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions
Investment income / (loss):
Net appreciation / (depreciation) in fair value of investments	$452,240,605	$(651,074,332)
Dividends on Whirlpool Corporation common stock	7,654,966	7,292,204
Other dividend income	14,093,646	16,721,060
Interest income	6,920,984	4,952,639
Total investment income / (loss)	480,910,201	(622,108,429)
Interest income on notes receivable from participants	2,654,883	2,086,542
Contributions:
Employer contributions	87,591,953	91,680,848
Participant contributions	115,305,081	115,630,591
Rollover contributions	5,458,012	7,075,839
Total contributions	208,355,046	214,387,278
Total additions / (deductions)	691,920,130	(405,634,609)
Deductions
Benefit payments	345,999,064	310,587,280
Administrative expenses	2,170,263	2,064,047
Total deductions	348,169,327	312,651,327
Net increase / (decrease) in net assets available for benefits	343,750,803	(718,285,936)
Transfer from another qualified plan - InSinkErator (Note 1)	167,575,005	—
Net assets available for benefits:
Beginning of year	2,739,596,624	3,457,882,560
End of year	$3,250,922,432	$2,739,596,624
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
1)    DESCRIPTION OF PLAN
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation (referred to herein as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
In conjunction with Whirlpool’s acquisition of the InSinkErator business from Emerson Electric Co. on October 31, 2022, impacted participant accounts under the Emerson-sponsored plans transferred to the Plan effective January 13, 2023. The fair value of the net assets transferred amounted to $167,575,005.
Eligibility and Participant Contributions
U.S.-based full-time and part-time employees of Whirlpool are eligible to participate in the Plan upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred and/or Roth after-tax contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75%. Roth after-tax contributions were added to the Plan as of July 1, 2022. Additionally, certain employees may make tax-deferred and/or Roth after-tax contributions to the Plan by directing a portion of any annual bonus due to the participant (up to 75% of such bonus) to be deposited into the Plan.
New employees are automatically enrolled in the Plan at 5% unless they affirmatively opt out of the Plan or make a different deferral election. Employees who are not participating or are participating at less than 5% are automatically re-enrolled in the Plan on an annual basis at 5%, unless they affirmatively opt out of re-enrollment or make a different deferral election. If a participant has been automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 15%, the participant’s deferral percentage will automatically be increased by 1% each January 1 until reaching 15%, unless the participant opts out of such increases.
The Plan limits participant contributions to the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC).
Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions, in excess of such limits, but subject to the limitations of Section 414(v) of the IRC.
Participant contribution elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, website, or customer service representative, to be effective, in most cases, as of the beginning of the next payroll period.
Employer Contributions, Vesting and Investment Options
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Employees are also eligible to receive an automatic Employer contribution equal to 3% of the employee’s eligible compensation. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool common stock. During the years 2023 and 2022, the Company matching contributions and automatic Employer contributions were made to the Plan in cash only. In the 2023 plan year, the Company made $87,591,953 in cash contributions to the Plan. In the 2022 plan year, the Company made $91,680,848 in cash contributions to the Plan. InSinkErator employees are eligible for special profit sharing contributions, which were $4,005,924 and $1,234,252 in 2023 and 2022, respectively.
The Whirlpool Corporation Stock Fund within the Plan is an employee stock ownership plan (the Whirlpool Stock Fund). Employer contributions made in Company stock may be initially invested in the Whirlpool Stock

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Fund. Participants may also direct the investment of their accounts into the Whirlpool Stock Fund. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool Stock Fund or to receive a cash payout quarterly. All dividends are 100% vested. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Stock Fund, subject to the Company’s insider trading policy.
The participants’ contributions and the Employer’s discretionary matching and automatic contributions made in the form of cash are invested in funds selected by the applicable participant. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their respective account in investments outside the Plan’s fund lineup. The self-directed brokerage account has certain trading and contribution restrictions.
Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum cash distribution equal to the value of his or her account. Participants with an account balance that exceeds $1,000 but does not exceed $5,000 will have their balance rolled over to an individual retirement account unless they elect to receive a distribution in cash. Participants with account balances in excess of $5,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option over a period of up to 10 years, partial withdrawal of at least $5,000 for participants over age 55, roll over their account balances to an eligible retirement plan, or leave their account balances in the Plan.
Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The plan administrator is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Notes Receivable
The Plan provides for loans to participants in amounts up to the lesser of 50% of the eligible portion of a participant’s account balance or $50,000 reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan. Participants may only borrow from the balance of their account resulting from elective deferrals and rollover contributions. In no event can a participant borrow more than $50,000. The loans are secured by the balance in the participant’s account and bear interest based on reasonable borrowing rates, which range from 4.25% to 9.5% on notes outstanding at December 31, 2023. The notes are repaid ratably through payroll deductions over a period of fifteen years or less. The term of the loan repayments ranges up to five years for general purpose loans and up to fifteen years for the purchase of a primary residence. Participants may not have more than one loan outstanding within a 12-month period.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
(2)    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated daily to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective trust funds are based on the net asset values at year-end which are based on the fair value of the funds’ underlying assets. Self-directed brokerage accounts primarily consist of mutual funds that are valued at quoted market prices, which represent the net asset values of shares at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) of investments consists of gains (losses) on investments bought and sold as well as held during the year.
Within the common and collective trust funds, the Vanguard Retirement Savings Trust II is designed to deliver safety and stability by preserving principal and accumulated earnings. Participant-directed redemptions have no restrictions; however, the Plan may be required to provide a one-year redemption notice to liquidate its entire share in Vanguard Retirement Savings Trust II.
All other trusts within the common and collective trust funds use an asset allocation strategy that is designed for investors planning to retire and leave the workforce in or within a few years of the target year. The common and collective trusts’ asset allocation will become more conservative over time. There are currently no redemption restrictions on these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool, to the extent not paid out of forfeitures.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results may differ materially from those estimates.

(3)    FAIR VALUE MEASUREMENTS

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2023. The Plan had no Level 2 or 3 assets or liabilities at December 31, 2023 and 2022.
Assets measured at fair value are as follows:

December 31, 2023	Quoted Prices (Level 1)	Total
Mutual funds	919,062,338	$919,062,338
Self-directed brokerage accounts	39,764,450	39,764,450
Whirlpool Corporation common stock	142,444,823	142,444,823
	$1,101,271,611	$1,101,271,611
Common/collective trust funds measured at net asset value:*
Target retirement		$1,850,260,278
Fixed income		249,747,502
Total common/collective trust funds		2,100,007,780
Total investments at fair value		$3,201,279,391

December 31, 2022	Quoted Prices (Level 1)	Total
Mutual funds	$752,567,628	$752,567,628
Self-directed brokerage accounts	31,581,245	31,581,245
Whirlpool Corporation common stock	148,918,884	148,918,884
	$933,067,757	$933,067,757
Common/collective trust funds measured at net asset value:*
Target retirement		$1,461,497,086
Fixed income		296,442,615
Total common/collective trust funds		1,757,939,701
Total investments at fair value		$2,691,007,458

*The investments in common/collective trust funds are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2023 or 2022.
(4)    INCOME TAX STATUS
The Plan has most recently received a determination letter from the Internal Revenue Service (the IRS) dated September 8, 2014, stating that the Plan, as then designed, is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
amended and restated, and is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.
(5)    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Of the Plan assets invested in such securities, 4.4% for 2023 and 5.4% for 2022 was invested in the Whirlpool Stock Fund, which primarily holds Whirlpool publicly traded stock.
(6)    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of common and collective trust funds and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Certain Plan investments throughout the year represented shares of various types of investments that were managed by the trustee. The Plan also pays certain professional fees for administrative, investment consulting and audit services for the Plan. The Plan paid $2,170,263 and $2,028,078 in administrative fees to the custodian during the years ended December 31, 2023 and 2022, respectively.
The Plan investments include shares of common stock of the Company, which is considered a party-in-interest. During the years ended December 31, 2023 and 2022, the plan recorded income related to dividends from shares of Company common stock of $7,654,966 and $7,292,204, respectively. As of December 31, 2023 and 2022, the Plan owned 1,169,786 and 1,052,728 shares of Company common stock, respectively. Notes receivable from participants are also considered party-in-interest transactions.
(7)    SUBSEQUENT EVENTS
During the first quarter of 2024, Whirlpool announced that discretionary matching and automatic contributions for its 401(k) defined contribution plan, equal to up to 7% of participants' eligible compensation, covering substantially all U.S. employees, will be contributed in company stock starting from March 2024. The financial impact resulting from this change will be quantified in our future filings.
Subsequent events have been evaluated through June 27, 2024, the date these financial statements were issued.

Supplemental Schedule

WHIRLPOOL 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
EIN 38-1490038 Plan #001
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common Stock
*	Whirlpool Corporation	ER Stock Fund	**	$142,444,823
				142,444,823
	Mutual Funds
*	Vanguard	Vanguard Cash Reserves Federal MM Fund Admiral Shares	**	444,706
*	Vanguard	Extended Market Index Fund: Inst'l Plus Shares	**	180,424,227
*	Vanguard	Vanguard FTSE All-World ex-US Index Fund: Inst'l Plus Shares	**	149,269,648
*	Vanguard	Growth Index Fund Inst	**	412,773,145
*	Vanguard	Value Index Fund Institutional Shares	**	176,150,612
				919,062,338
	Common/collective trust funds
*	Vanguard	Vanguard Institutional 500 Index Trust	**	236,139,750
*	Vanguard	Vanguard Institutional Total Bond Market Index Trust	**	150,530,508
*	Vanguard	Retirement Savings Trust II	**	249,747,502
*	Vanguard	Target Retirement 2020 Trust Plus	**	84,599,515
*	Vanguard	Target Retirement 2025 Trust Plus	**	130,936,057
*	Vanguard	Target Retirement 2030 Trust Plus	**	260,997,361
*	Vanguard	Target Retirement 2035 Trust Plus	**	147,145,986
*	Vanguard	Target Retirement 2040 Trust Plus	**	260,818,527
*	Vanguard	Target Retirement 2045 Trust Plus	**	161,440,796
*	Vanguard	Target Retirement 2050 Trust Plus	**	166,049,400
*	Vanguard	Target Retirement 2055 Trust Plus	**	115,965,793
*	Vanguard	Target Retirement 2060 Trust Plus	**	70,992,182
*	Vanguard	Target Retirement 2065 Trust Plus	**	21,433,483
*	Vanguard	Target Retirement 2070 Trust Plus	**	690,125
*	Vanguard	Target Retirement Income Trust Plus	**	42,138,627
*	Vanguard	Target Retirement Income and Growth Trust Plus	**	382,168
				2,100,007,780
	Brokerage Accounts
*	Vanguard	Self-Directed Brokerage Accounts	**	39,764,450

*	Participant Loans	Interest rates from 4.25% to 9.5%, maturing at various dates through 2038		44,439,178

	Total			$3,245,718,569

*Represents party-in-interest **Investment is participant directed, therefore, historical cost is not required.

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ JAMES W. PETERS
Name:	James W. Peters
Title:	Executive Vice President and Chief Financial Officer, Whirlpool Corporation
Date: June 27, 2024

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Whirlpool 401(k) Retirement Plan
Benton Harbor, Michigan

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-179695, No. 333-138711, No. 333-66163) of Whirlpool Corporation of our report dated June 26, 2024, relating to the financial statements and supplemental schedule of Whirlpool 401(k) Retirement Plan which appear in this Form 11-K for the year ended December 31, 2023.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 27, 2024